FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

September 6, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

InNexus completes Private Placement for $505,000

InNexus Biotechnology, Inc. is pleased to announce that it has completed the previously announced non-brokered private placement of common shares for gross proceeds of $505,000.

Due to demand, the private placement was increased from 1,200,000 Units to 2,020,000 Units at $0.25 per Unit, with each Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of InNexus for $0.30 per share for a two year period from closing.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on January 7, 2005.   A finder’s fee of $32,250 was paid with respect to this private placement, with the net proceeds of the placement applied to general working capital.

The Company has also received the previously announced Bridge Loan of $250,000 and is working toward securing the necessary shareholder and regulatory approvals to enable closing of the private placement of $2.5 Million of convertible preferred shares with U.S. institutional sources prior to the end of September.

ON BEHALF OF THE BOARD OF DIRECTORS

“STUART ROGERS”

Stuart W. Rogers

Chief Financial Officer and Director

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics.

To learn more about InNexus please visit www.innexusbiotech.com.

Or contact Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

Forward-Looking Statements

This news release contains forward-looking statements.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   October 6, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director